UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)

Lev Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

52730C101
(CUSIP Number)

Judson A. Cooper
Lev Pharmaceuticals, Inc.
675 Third Avenue, 22nd Floor
New York, New York 10017

Copy to:

Michael A. Goldstein, Esq.
Becker & Poliakoff, LLP
45 Broadway
New York, New York 10006
(212) 599-3322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 52730C101

1.	Names of Reporting Persons Judson A. Cooper I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 17,331,153 8. Shared Voting Power: 17,331,153 9. Sole Dispositive Power: 17,331,153 10. Shared Dispositive Power: 17,331,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,331,153

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 11.0%*

14.	Type of Reporting Person (See Instructions) IN
______________
* Calculated based on 155,130,826 shares of common stock outstanding, as represented by the Company in its Quarterly Report on Form 10-Q filed on August 8, 2008.

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Explanatory Note

This Amendment No. 4 to Schedule 13D is being filed by Judson A. Cooper in connection with the common stock of Lev Pharmaceuticals, Inc. (“Lev”) to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005 by Mr. Cooper, Joshua D. Schein and Prism Ventures LLC; as amended by Amendment No. 1 to Schedule 13D filed on January 25, 2008 by Mr. Cooper, Dr. Schein and Prism Ventures LLC; as further amended by Amendment No. 2 to Schedule 13D filed on May 23, 2008 by Mr. Cooper and Dr. Schein; and as further amended by Amendment No.3 to Schedule 13D, filed on July 18, 2008 by Mr. Cooper (collectively, the “Prior 13Ds”). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds. Other than as set forth herein, there has been no material change in the information set forth in the Prior 13Ds. This Amendment No. 4 amends the Prior 13Ds as specifically set forth herein.

Item 4.   Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D/A filed by Mr. Cooper on July 18, 2008, is hereby amended and supplemented to include the following:

Pursuant to the Voting Agreement entered into on July 15, 2008 between Mr. Cooper and ViroPharma Incorporated (the “Voting Agreement”), Mr. Cooper agreed that he will not: (i) other than in connection with the Merger or as a result of death, transfer, or discuss, negotiate, make an offer or enter into an agreement, commitment or other arrangement to transfer any of the Covered Shares; (ii) commit any act that would restrict his legal power, authority and right to vote all of the Covered Shares; or (iii) enter into any voting agreement with any person or entity with respect to any of the Covered Shares or grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Covered Shares. However, the Voting Agreement permits Mr. Cooper to transfer up to an aggregate of 2 million shares to a charity or charitable foundation provided, that, as a condition precedent to such transfer, another stockholder of Lev who is not a party to the Voting Agreement (an “Additional Stockholder”) agrees in a writing that is reasonably satisfactory in form and substance to ViroPharma to be bound by all terms of the Voting Agreement (with respect to at least as many shares of capital stock of Lev as are transferred pursuant to the preceding proviso) as though such Additional Stockholder were a stockholder under the Voting Agreement. In accordance with the foregoing provision, on August 22, 2008, Mr. Cooper transferred 525,000 shares of common stock of Lev to a charitable foundation. In connection with such transfer, Mr. Richard Stone agreed in writing to be bound by and become a party to the Voting Agreement with respect to an equivalent number of shares of common stock of Lev owned by him as were transferred by Mr. Cooper to the charitable foundation.

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D/A filed by Mr. Cooper on July 18, 2008, is hereby amended and restated as follows:

After giving effect to the transaction described in Item 4 of this Schedule 13D/A, Mr. Cooper may be deemed to be the beneficial owner of an aggregate of 17,331,153 shares of Common Stock. Such shares consist of: (a) 13,002,968 shares of Common Stock; (b) 2,000,000 shares of restricted Common Stock which are deemed beneficially owned pursuant to Rule 13d-3; (c) 400,000 shares of Common Stock issuable upon exercise of presently exercisable options granted in January 2007 (excluding 1,200,000 shares of Common Stock subject to vesting requirements as described in the Prior 13Ds); (d) 1,427,450 shares of Common Stock issuable upon exercise of presently exercisable stock options issued in 2004; and (e) 500,735 shares of Common Stock owned by certain family members of Mr. Cooper.

As of August 22, 2008, the Covered Shares together with all options held by Mr. Cooper that vest within 60 days of August 22, 2008 represent approximately 11.0% of the Company’s outstanding capital stock. Pursuant to the Voting Agreement, ViroPharma may be deemed to have shared voting and dispositive power with respect to the Covered Shares and may be deemed to be the beneficial owner thereof. The Voting Agreement and the Merger Agreement described in Item 4 and Item 6 of the Prior 13Ds are incorporated herein by reference.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2008

/s/ Judson A. Cooper
Judson A. Cooper

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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